UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 10

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZOOMCAR HOLDINGS, INC.

(Name of Subject Company and Filing Person (Issuer))

Common Stock Purchase Warrants

2026 Common Stock Purchase Warrants

Series A Common Stock Purchase Warrants

Series B Common Stock Purchase Warrants

Pre-Funded Warrants to Purchase Common Stock

Bridge Placement Agent Common Stock Purchase Warrants

Placement Agent Common Stock Purchase Warrants

Series A Placement Agent Warrants

N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Deepankar Tiwari

Anjaneya Techno Park, No.147, 1st Floor
Kodihalli, Bangalore, India 560008

+91 8048821871

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Morris C. Zarif, Esq.

Zarif Law Group P.C.

808 Springwood Avenue, Suite 110

Asbury Park, NJ 07711

(732) 755-0146

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

(Amendment No. 10)

This Amendment No. 10 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, initially filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on January 23, 2026 (as amended by Amendment No. 1 filed on January 27, 2026, Amendment No. 2 filed on February 2, 2026, Amendment No. 3 filed on March 2, 2026, Amendment No. 4 filed on March 18, 2026, Amendment No. 5 filed on April 15, 2026, Amendment No. 6 filed on May 12, 2026, Amendment No. 7 filed on May 20, 2026, Amendment No. 8 filed on June 25, 2026, and Amendment No. 9 filed on July 24, 2026, collectively, the “Schedule TO”), by Zoomcar Holdings, Inc., a Delaware corporation (the “Company,” “Zoomcar,” “we,” “us,” or “our”).

This Amendment No. 10 is being filed as the final amendment to the Schedule TO to report the results of the Offer to Exchange, which expired at 5:00 p.m., Eastern Time, on August 14, 2026 (the “Expiration Date”), in accordance with its terms.

As previously disclosed, the Offer to Exchange was conditioned upon, among other things, the approval by the Company's stockholders of an amendment to the Company's Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock (the “Authorized Share Increase”), and the filing and effectiveness of such amendment with the Secretary of State of the State of Delaware. At the Company's 2026 Annual Meeting of Stockholders held on August 11, 2026, the Company's stockholders approved the Authorized Share Increase by the requisite vote, and the Company filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the Authorized Share Increase, which became effective upon filing on August 13, 2026.

Based on the certification of Vinyl Equity, Inc., the exchange agent for the Offer to Exchange (the “Exchange Agent”), as of the Expiration Date, an aggregate of 832 letters of transmittal representing 6,029,194 Existing Warrants were validly tendered and not withdrawn and were accepted by the Company for exchange, broken down by class as follows:

Class of Warrant	Number Tendered and Accepted	Shares of Common Stock Issuable
Common Warrants & 2026 Common Warrants	12,876	257,520,000
Series A Warrants	1,000,417	10,004,170
Series B Warrants	198,326	1,983,260
Pre-Funded Warrants	4,651,938	46,519,380
Bridge Placement Agent Warrants	5,297	52,970
Placement Agent Warrants(1)	160,340	1,603,400
Total	6,029,194	317,683,180

(1)	Includes the entire outstanding amount of (i) 53,447 Placement Agent Common Stock Purchase Warrants issued to the placement agent in connection with the Company’s private placement dated November 5, 2024 (the “Placement Agent Warrants”) and (ii) 106,893 Series A Placement Agent Warrants issued to the placement agent in connection with the same private placement (the “Series A Placement Agent Warrants”).

The Company has accepted for exchange all Existing Warrants validly tendered and not withdrawn as of the Expiration Date. Each tendering holder has executed and delivered a Lock-Up Agreement in favor of the Company, and all conditions to the Offer to Exchange and issuance, including the Authorized Share Increase and the Lock-Up Agreement condition, have been satisfied. In exchange for the accepted Existing Warrants, the Company will issue an aggregate of 317,683,180 shares of Common Stock in accordance with the Exchange Ratios set forth in the Offer to Exchange. All Existing Warrants accepted for exchange will be retired and cancelled upon issuance of the corresponding shares, which the Company expects to complete promptly.

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After giving effect to the acceptance and expected cancellation of the Existing Warrants accepted for exchange, the Company estimates that the following Existing Warrants will remain outstanding:

Class of Warrant	Outstanding Immediately Prior to Expiration	Accepted and to be Cancelled	Remaining Outstanding
Common Warrants & 2026 Common Warrants	19,802	12,876	6,926
Series A Warrants	3,312,444	1,000,417	2,312,027
Series B Warrants	781,122	198,326	582,796
Pre-Funded Warrants	5,306,011	4,651,938	654,073
Bridge Placement Agent Warrants	5,297	5,297	0
Placement Agent Warrants(1)	160,340	160,340	0
Total	9,585,016	6,029,194	3,555,822

(1)	Includes Placement Agent Warrants and Series A Placement Agent Warrants.

Except as specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. All capitalized terms used in this Amendment but not otherwise defined herein have the respective meanings ascribed to them in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; Additional Information.

Items 1, 4 and 11 of the Schedule TO, and the disclosures incorporated therein by reference from the Offer to Exchange, are hereby amended and supplemented to reflect that the Offer to Exchange expired at 5:00 p.m., Eastern Time, on August 14, 2026, and that the Company has accepted for exchange all Existing Warrants validly tendered and not withdrawn as of the Expiration Date, as set forth above.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(1)(P)*	Press Release announcing completion of the Offer to Exchange, dated August 31, 2026.

*	Filed herewith.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZOOMCAR HOLDINGS, INC.

Date: August 31, 2026

By:	/s/ Deepankar Tiwari
Name:	Deepankar Tiwari
Title:	Chief Executive Officer

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